Exhibit 99.15

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Colorado Court of Appeals Upholds Montrose County Special Use
Permit for Energy Fuels’ Piñon Ridge Mill

Toronto, Ontario – December 8, 2011

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) announced today that the Colorado Court of Appeals upheld the Montrose County Special Use Permit for the Piñon Ridge Uranium and Vanadium Mill. On March 3, 2011, the State of Colorado District Court in Montrose County denied a legal challenge by Sheep Mountain Alliance (“SMA”) seeking to overturn the Montrose County Board of County Commissioners’ decision to issue a Special Use Permit for the Piñon Ridge Mill. Today’s decision affirms the District Court’s decision to deny that legal challenge by SMA.

“Energy Fuels is extremely pleased with today’s decision. This is another major step forward for the Piñon Ridge Mill and Energy Fuels,” stated Stephen P. Antony, President and CEO of Energy Fuels. “The Appellate Court’s well-reasoned decision verifies the quality of our project and the thoroughness of the regulatory review process.”

SMA now has 45-days to request a rehearing on the case. SMA can also petition the Colorado Supreme Court to hear the case; however, the Colorado Supreme Court does not typically choose to hear cases on straightforward county land-use decisions. Energy Fuels believes that the narrow legal avenues still available to SMA have very little chance of success.

SMA has also challenged the Radioactive Materials License for the Piñon Ridge Mill issued by the Colorado Department of Public Health and Environment. That challenge is currently being heard by the State of Colorado District Court in Denver.

“Two State Courts have now upheld the Piñon Ridge Mill decision,” continued Mr. Antony. “We remain optimistic that the Colorado District Court in Denver will also uphold the Radioactive Materials License for the Piñon Ridge Mill which will allow Energy Fuels to move forward toward construction of this important project.”

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The Mill will be the first uranium mill constructed in the United States in over 30 years.

With more than 45,000 acres of highly prospective uranium and vanadium property located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned Colorado subsidiary, Energy Fuels Resources Corporation and its British Columbia subsidiary, Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com